                                                                 Dwain A. Newman

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                              (Amendment No. 7)*


                          NATIONAL HOME CENTERS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  636-376-105
                        ------------------------------
                                 (CUSIP Number)

                               DECEMBER 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G


  CUSIP NO.  636-376-105                                     Page 2 of 5 Pages
             -----------


      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        DWAIN A. NEWMAN

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
        UNITED STATES OF AMERICA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            4,503,155

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          30,728.0453(1)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             4,503,155

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          30,728.0453(1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
        4,533,883.0453(1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11
        63.48%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
        IN

------------------------------------------------------------------------------

 (1) Includes 16,628.0453 shares owned of record by Glenda R. Newman,
     Mr. Newman's wife, to which Mr. Newman disclaims beneficial ownership; 4,100 shares owned of record by Dwain A. Newman and Glenda R. Newman;
     5,000 shares owned of record by Dwain A. Newman, as custodian for Jay Jackson Newman under the Arkansas Uniform Transfer To Minors Act, to which Mr. Newman disclaims beneficial ownership; and 5,000 shares owned of record by Dwain A. Newman, as custodian for Shelby Lee Newman under the Arkansas Uniform Transfer To Minors Act, to which Mr. Newman disclaims beneficial ownership.

                                 SCHEDULE 13G

  CUSIP NO.  636-376-105                                     Page 3 of 5 Pages
             -----------

Item 1

     (a) Name of Issuer

         NATIONAL HOME CENTERS, INC.

     (b) Address of Issuer's Principal Executive Offices

         HIGHWAY 265 NORTH
         SPRINGDALE, ARKANSAS 72765-0789


Item 2

     (a) Name of Person Filing

         DWAIN A. NEWMAN

     (b) Address of Principal Business Office or, if none, Residence

         HIGHWAY 256 NORTH
         SPRINGDALE, ARKANSAS 72765-0789

     (c) Citizenship

         UNITED STATES OF AMERICA

     (d) Title of Class of Securities

         COMMON STOCK, $.01 PAR VALUE

     (e) CUSIP Number

         636-376-105

Item 3.  NOT APPLICABLE

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:     4,533,883.0453 SHARES (1)

     (b)  Percent of class:              63.48%

--------------------

 (1) Includes 16,628.0453 shares owned of record by Glenda R. Newman,
     Mr. Newman's wife, to which Mr. Newman disclaims beneficial ownership; 4,100 shares owned of record by Dwain A. Newman and Glenda R. Newman;
     5,000 shares owned of record by Dwain A. Newman, as custodian for Jay Jackson Newman under the Arkansas Uniform Transfer To Minors Act, to which Mr. Newman disclaims beneficial ownership; and 5,000 shares owned of record by Dwain A. Newman, as custodian for Shelby Lee Newman under the Arkansas Uniform Transfer To Minors Act, to which Mr. Newman disclaims beneficial ownership.

  CUSIP NO.  636-376-105                                     Page 4 of 5 Pages
             -----------


     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote

                4,503,155

          (ii)  Shared power to vote or to direct the vote

                30,728.0453(1)

          (iii) Sole power to dispose or to direct the disposition of

                4,503,155

          (iv)  Shared power to dispose or to direct the disposition of

                30,728.0453(1)


Item 5.  Ownership of Five Percent or Less of a Class.

         NOT APPLICABLE


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         NOT APPLICABLE

Item 8.  Identification and Classification of Members of the Group.

         NOT APPLICABLE

Item 9.  Notice of Dissolution of a Group

         NOT APPLICABLE

Item 10. Certification

         NOT APPLICABLE

--------------------

 (1) Includes 16,628.0453 shares owned of record by Glenda R. Newman,
     Mr. Newman's wife, to which Mr. Newman disclaims beneficial ownership; 4,100 shares owned of record by Dwain A. Newman and Glenda R. Newman;
     5,000 shares owned of record by Dwain A. Newman, as custodian for Jay Jackson Newman under the Arkansas Uniform Transfer To Minors Act, to which Mr. Newman disclaims beneficial ownership; and 5,000 shares owned of record by Dwain A. Newman, as custodian for Shelby Lee Newman under the Arkansas Uniform Transfer To Minors Act, to which Mr. Newman disclaims beneficial ownership.

                                 SCHEDULE 13G

  CUSIP NO.  636-376-105                                     Page 5 of 5 Pages
             -----------



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    FEBRUARY 13, 2001
                                              ----------------------------------
                                                            Date

                                                    /s/ DWAIN A. NEWMAN
                                              ----------------------------------
                                                          Signature

                                                      DWAIN A. NEWMAN
                                              ----------------------------------
                                                          Name/Title